"MULTI MEMBER OPERATING AGREEMENT"
-Koha, LLC-
(a Illinois "Manager Managed" Limited Liability Company)
"Index of Paragraphs and Exhibit"

"Paragraphs"

"Exhibit"

Exhibit A   -Member Capital Contributions and Membership Interest Percentages
                -Resident Agent/Registered Office
                -Tax Matters Member
                -Initial Manager-

"MULTI MEMBER OPERATING AGREEMENT"
Koha, LLC

This Multi Member Operating Agreement (the or this "Agreement") is executed by Koha, LLC, a Illinois limited liability company (the "LLC"), and each individual or person executing this Agreement as a member of it (identified on Exhibit A) and any individual who may later be admitted as a member (individually as a "Member" and collectively as the "Members").

ARTICLE I
ORGANIZATION

1.1   Formation. The LLC has been organized as an Illinois limited liability company by filing Articles of Organization with the Illinois Secretary of State (the "Articles") under the provisions of the Illinois Limited Liability Company Act (the "Act").

1.2   Name. The name is Koha, LLC. It may transact business under one or more assumed names.

1.3   Purpose. The purpose of the LLC is to engage in any lawful activities. The LLC shall possess all powers necessary or convenient to perform any purpose for which it is formed, including those granted by the Act.

1.4   Duration. The LLC shall continue in existence until the earlier of the term stated in the Articles or the LLC dissolves and its affairs are wound up in accordance with other provisions of this Agreement.

1.5   Registered Office and Resident Agent. The initial registered office and resident agent have been identified in the Articles and Exhibit A. The Manager of the LLC may change the registered office and/or the resident agent from time to time. Any change shall be made in accordance with the Act. If the resident agent resigns, the Manager shall promptly appoint a successor resident agent.

1.6   Principal Place of Business. The LLC may locate its place of business at any place or places as the Manager may determine.

1.7   Intention for LLC to be an Illinois Limited Liability Company. The LLC was formed as a limited liability company under the Act. The Members specifically intend and agree that the LLC is a limited liability company pursuant to the Act. It is not a partnership (e.g., either a general or a limited partnership) or any other type of incorporated or unincorporated entity or venture. No Member shall be construed to be a partner in the LLC or a partner of any other Member or person. The Articles, this Agreement and the relationships created by and arising from those documents shall not be construed to suggest any relationship other than a limited liability company, as established under the Act.

ARTICLE II
BOOKS, RECORDS AND ACCOUNTING

2.1   Books and Records. The LLC shall maintain complete and accurate books and records (the "Books"), as required by the Act.

2.2   Calendar Year and Accounting. The year-end of the LLC shall be December 31. The Manager shall select the LLC's accounting methods.

2.3   Reports and Record Retention.

(a)   The Manager shall furnish each Member with reports concerning the LLC's financial condition, results of operation and the individual capital accounts (see Article IV). Such reports shall be provided at least annually and shall include a statement of each Member's share of profits, losses, other items of income, gain, loss, deduction, credit and/or distributions.

(b)   The LLC shall maintain the following documents:
(i)   a current list of the full name and last known address of each Member;
(ii)   a minute book containing the Articles, this Agreement, Member Buy Sell Agreement, Record of Membership Interests and other organizational and/or compliance documents;
(iii)   a copy of the LLC's federal and state tax returns for the six (6) most recent tax years; and
(iv)   a copy of each year end financial statement of the LLC for the three (3) most recent calendar years.

2.4   Tax Matters. The individual identified at Exhibit A (the "Tax Matters Member") shall initially handle tax matters, as that term is defined by Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended ("IRC"). The Tax Matters Member may be removed and replaced by the Manager. The Tax Matters Member shall take action as may be necessary to cause each other Member of the LLC to become a "notice partner" within the meaning of IRC Section 6223.

2.5   Each Member's Capital Account. The LLC shall maintain a capital account for each Member (that reflects her/its Membership Interest). See Exhibit A for details of each Member's initial Membership Interest. Each Member's capital account shall reflect:
(a)   capital contributions;
(b)   increases for her/its share of any net income and/or other gain or income of the LLC;
(c)   decreases for distributions of cash and property (calculated at fair market value) to her/its; and/or
(d)   decreases for her/its share of any losses and/or other LLC deductions.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1   Capital Contributions. Each Member agrees to make an initial capital contribution in exchange for the Membership Interest by executing this Agreement and Membership Interest Subscription. No additional capital contribution shall be required unless requested by the Manager and subsequently approved by the Members. Each additional Member (other than an assignee of a Membership Interest who has been admitted as a Member) shall make the capital contribution set forth in an "Admission Agreement". Interest shall not accrue on any capital contribution. No Member shall possess any right to withdraw or to be repaid any capital contribution except as provided by this document.

3.2   Additional Capital Contributions. The Manager may determine (from time to time) that additional capital contributions are needed to enable the LLC to conduct its business and affairs (the "Call"). Notice of the need for additional capital shall be given to each Member and such requirement of an additional capital contribution shall require not less the unanimous consent of 100 percent (100%) of the Membership Interest Percentages to approve the Call. The notice shall describe in reasonable detail the:

        (a)   purposes and uses of the additional capital;

        (b)   amount of additional capital required of each Member; and

        (c)   date by which payment of the additional capital contribution would be due (but not less than 60 days prior notice).

3.3   Failure to Contribute.

        (a)   Initially, the other Members may elect to make such additional capital contribution and thus increase her/its percentage share of the outstanding Membership Interests to the extent a Member does not contribute additional capital timely as required by paragraph 3.2. Alternatively, the Member who makes such additional capital contribution shall be entitled to treat it as an extension of credit to the defaulting Member, payable upon demand, with interest accruing on the extension at the rate of six percent (6%) per annum until paid. All such loans shall be repaid in full, together with accrued interest (if demand has not already been made) from the first available funds of the LLC and prior to any distribution to the Member. This extension of credit shall be secured by the grant of a security interest in the defaulting Member's Certificate of Membership Interest.

        (b)   If paragraph 3.3(a) does not fulfill the defaulting Member's additional capital requirement, the Manager may take any enforcement action against the Member he or she considers appropriate in addition to pursuing any other rights and remedies granted the LLC by the Act or applicable governing law if a Member fails to make a capital contribution when required.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1   Capital Accounts. A separate capital account shall be maintained for each Member in accordance with the federal income tax rules of IRC Section 704, as amended (Subchapter K), and the accompanying Treasury Regulations. Upon dissolution of the LLC or a Member's withdrawal from the LLC for any reason, any deficit in a Member's capital account shall be restored by the Member in compliance with federal income tax regulations. A positive balance in the capital accounts shall not accrue interest.

4.2   Allocations of Profit and Loss. The LLC's profit, loss, gain, deduction and/or credits shall be allocated among the Members according to each Member's Membership Interest Percentage except as may be required by the IRC or this Agreement.

4.3   Distributions. The Manager may make distributions to the Members. Distributions may be made only after it has been determined by him or her that the LLC has cash on hand exceeding the LLC's current and anticipated needs (including operating expenses, debt service, acquisitions and reserves). To the extent permissible, the Manager shall use its best efforts to distribute cash to each Member to pay most, if not all, of the federal and state income tax attributable to the flow thru of LLC net income. Each distribution to the Members shall be made by the Manager in accordance with the provisions of paragraph 9.2. Distributions may be in cash or property, or both. No distribution shall be declared or made by the Manager if, after giving it effect:

        (a)   the LLC would be unable to pay its debts as they became due in the usual course of business; or

        (b)   the LLC's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the LLC were to be dissolved at the time of the distribution, to satisfy upon dissolution the preferential rights of other Members upon dissolution that are superior to the rights of the Members receiving the distribution (which in this case is not applicable because only one class of Membership Interest exists at this date).

ARTICLE V
DISPOSITION OF MEMBERSHIP INTERESTS

5.1   General. Subject to the provisions of the Member Buy Sell Agreement (see Article X and referred to as the "Buy Sell"), no Member shall possess the power to substitute for her or itself in the LLC a person who is not a Member of the LLC. If properly approved by the Members, this substitution shall confer upon the substituted Member all the attributes of the transferring Member's Membership Interest in the LLC. Such person shall be admitted as a substitute Member and shall be entitled to all the rights and powers of a Member if she/it complies with the requirements of this Agreement. The substitute Member shall also thereafter be subject to all the restrictions and liabilities of a Member including (but not limited to) execution of the Buy Sell.

5.2   Admission of a Substitute Member. Subject to compliance with paragraph 5.1 and including (but not limited to) execution of the Buy Sell, an assignee of a Membership Interest shall be admitted as a substitute Member only if the remaining Members unanimously consent to the transfer. In such a case, she/it shall be entitled to all the rights and remedies granted and all of the duties and obligations imposed upon a Member by the Buy Sell.

ARTICLE VI
MEETINGS OF MEMBERS

6.1   Voting. All Members shall be entitled to vote upon any matter submitted to them by the Manager (after its initial approval by the Manager). Each Member's vote shall be proportionate to her/its respective Membership Interest Percentage. The Members shall also possess the right to vote upon all of the following LLC matters and shall require an approval of more than 50 percent (50%) of the Membership Interest Percentages:

(a)   dissolution pursuant to Article IX of this Agreement;
(b)   merger;
(c)   sale, exchange, lease or other transfer of all or substantially all of the LLC's assets;
(d)   any loan or extend collateral security for a loan in excess of $50,000.00;
(e)   any capital expenditure in excess of $100,000.00;
(f)   any amendment to or a restatement of the Articles or this Agreement; and
(g)   any related party transaction between the LLC and the Manager or a Member(s).

6.2   Required Vote. The affirmative vote or consent of a majority of the Membership Interest Percentages is required unless a greater vote is required by the Act, Articles or this Agreement.

6.3   Meetings.

(a)   An annual meeting of Members for the transaction of such business as may properly come before the meeting shall be held at the time, date and place that the Manager shall determine. Special meetings of the Members for any proper purpose or purposes may be called at any time by the Manager or Members holding at least fifty percent (50%) of the outstanding Membership Interests. The LLC shall deliver or mail the written notice stating the date, time, place and purposes of any meeting to each Member entitled to vote at the meeting. The notice shall be given not less than ten (10) or more than sixty (60) days before the meeting date.

(b)   Notice of any meeting of the Members may be waived by each Member. The attendance of a Member at any meeting constitutes a waiver of notice of the meeting, unless he or she objects at the beginning of the meeting to the transaction of any business because the meeting is not properly called or convened, or after the meeting because an item had not been included in the notice of meeting.

        (c)   A Member may participate in a meeting with the same effect as being present in person by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants.

        (d)   A Member may vote:
        (i)   in person at a meeting;
        (ii)   by submitting a written ballot to a meeting;
        (iii)   without a meeting and without notice pursuant to written consent, before or after the action, in accordance with paragraph 6.4; or
        (iv)   in any other manner that reasonably expresses the intent of the Member.

6.4   Written Consent. Any action required or permitted to be taken at an annual or special meeting of the Members may be taken by consent without a meeting, prior notice or a vote. The consent must be written, sets forth the action taken and be signed by the Members having at least the minimum number of votes necessary to authorize or take such an action at a meeting at which all Members entitled to vote on the action are present and voting. Every written consent shall also bear the date signifying when each Member signed the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent shall be given to all Members who did not consent in writing to the action. Action requiring a vote under paragraph 6.1 shall be taken by written consent only when the Members have received notice of the action and have had the opportunity to execute the consent.

ARTICLE VII
MANAGEMENT

7.1   Management of Business. The LLC shall be managed by one individual (the "Manager"). The initial Manager is identified on Exhibit A. If Shaun P. Black dies, resigns or fails to serve, Kelly Keddington shall serve as the successor Manager. A Manager may be removed at any time with or without reason or cause by an affirmative vote of not less than 100 percent (1000%) of the Membership Interest Percentages. If a different Manager or number is required, the Members, by an affirmative vote of a simple majority of the Membership Interest Percentages, shall determine the identity of the individual(s).

7.2   Resignation of Manager. A Manager may resign from the LLC by giving thirty (30) days advance notice to the Members. A Manager shall be deemed to have resigned if he or she is incapable for ninety (90) days or more in any consecutive six (6) month period of participating in the conduct of the LLC business in the same manner in which the Manager participated prior to the incapacity.

7.3   Manager as Agents. Every Manager is an agent of the LLC for the purpose of its business. The acts of the Manager, including the execution in the LLC's name of any instrument, for apparently carrying on in the usual way its business, binds the LLC, unless the Manager so acting does not possess the authority to act for the LLC in the particular matter and the person with whom the Manager is dealing has knowledge of that fact. Accordingly, the Manager shall act on behalf of the LLC only when the authority to do so has been granted or is permitted by this Agreement.

7.4   General Powers of Manager. The ordinary and usual decisions concerning the business and affairs of the LLC shall be made by the Manager - not the Members - except as otherwise provided in this Agreement (in particular, see paragraph 6.1). The Manager possesses the power (on behalf of the LLC) to do all things necessary or convenient to carry out its business and affairs, including (but not limited to) the power to:

(a)   purchase, lease, or otherwise acquire any real or personal property or make improvements to it, subject to the limitations of paragraph 6.1(e);

(b)   sell, convey, mortgage, grant a security interest in, pledge, lease, exchange, or otherwise dispose of or encumber any real or personal property, subject to the limitations of paragraph 6.1(d);

(c)   open one or more depository accounts and make deposits into, write checks against, and make withdrawals against such accounts;

(d)   borrow money and incur liabilities and other obligations, subject to the limitations of paragraph 6.1(d);

(e)   engage agents and define their respective duties and compensation;

(f)   obtain insurance covering the business and affairs of the LLC and its property; and

(g)   begin, prosecute, or defend any proceeding in the LLC's name.

7.5   Voting Rights. Each Manager shall possess one vote on matters on which the Manager is voting. Unless a greater percentage vote is required by the Act, Articles or this Agreement, the affirmative vote of a majority in number of the Manager(s) (if more than one) is required to approve matters by them.

7.6   Time. A Manager shall devote such time to management as is necessary to properly conduct the LLC business. A Manager may and is expected to engage in other business activities.

7.7   Meetings of Manager.

(a)   Meetings of the Managers (if more than one) may be called by any one or more Manager.

(b)   Notices of the time and place of a meeting shall be given by telephone, in person or by facsimile no less than two (2) business days prior to the meeting. Notice may be given by mail if it is deposited in the United States mail not less than five (5) business days prior to the meeting.

(c)   The attendance of a Manager at any meeting constitutes a waiver of notice of the meeting, unless the Manager objects at the beginning of the meeting to the transaction of any business because the meeting is not properly called or convened.

(d)   A Manager may participate in a meeting, with the same effect as being present in person, by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants.

(e)   Minutes shall be prepared as soon as possible following the meeting and copies promptly circulated to any other Manager and all of the Members.

7.8   Authorizing LLC Action. A Manager may vote:

(a)   in person at a meeting;

(b)   by submitting a written ballot to a meeting;

(c)   without a meeting and without notice, pursuant to written consent, before or after the action, in accordance with paragraph 7.9; or

(d)   in any other manner that reasonably expresses the intent of the Manager.

7.9   **Written Consent of Manager.** A written consent must state the action taken and be signed by not less than a majority of the Managers (if more than one). Prompt notice of the taking of the LLC action by less than unanimous written consent shall be given to the Managers (if applicable) who have not consented in writing and to the Members.

7.10   **Reimbursement for Expenses.** Each Manager shall be entitled to be reimbursed by the LLC, as an expense of the LLC, for the actual, reasonable and necessary expenses incurred on behalf of the LLC, upon submitting an itemized, detailed account of disbursements.

7.11   **Discharging the Duties of a Manager.**

(a)   Each Manager shall discharge his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the LLC.

(b)   In discharging his or her duties and obligations, a Manager may rely upon information, opinions, reports or statements including (but not limited to) financial statements or other financial date, if prepared or presented by any of the following:

(i)   one or more other Managers (if more than one) or LLC employees whom the Manager reasonably believes to be reliable and competent in the matter presented;

(ii)   legal counsel, public accountants, engineers or other persons as to matters the Manager reasonably believes are within the person's professional or expert competence; or

(iii)   a committee of Managers (if more than one) of which the Manager is not a member if the Manager reasonably believes the committee merits confidence.

(c)   A Manager is not entitled to rely upon the information, opinions, reports or statements described above if the Manger has knowledge concerning the matter in question that makes the reliance otherwise permitted by this paragraph unwarranted.

(d)   Pursuant to the Act, the Members - not the Manager - possess the sole right to vote upon:

(i)   a transaction with the LLC or a transaction connected with the conduct or winding up of the LLC in which a Manager has a direct or indirect interest; and

(ii)   a Manager's personal use of LLC property.

A Manager shall account to the LLC and hold as trustee for the LLC any profit or benefit derived by the Manager without the informed consent of the disinterested Managers (if more than one) from any transaction connected with the conduct or winding up of the LLC's business or from any personal use by the Manager or a Member of the LLC's property.

7.12   **Standard of Care and Liability.** Every Manager shall discharge his or her duties as a Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the LLC. A Manager shall not be liable for any monetary damages to the LLC for any breach of such duties except for:

       (a)   receipt of a financial benefit to which the Manager is not entitled;

       (b)   voting for or assenting to a distribution to Members in violation of this Agreement or Act; or

       (c)   a knowing violation of the law.

7.13   Intentionally Omitted.

ARTICLE VIII
EXCULPATION OF LIABILITY and INDEMNIFICATION

8.1   Exculpation of Liability. Unless otherwise provided by applicable governing law or expressly assumed, an individual who is a Manager, agent or Member shall not be liable for the acts, claims, debts, obligations or liabilities of the LLC. This shall apply even if arising in tort, contract or otherwise, solely by reason of being a Manager, Member or agent or acting (or omitting to act) in such capacities or participating (as an employee, consultant, contractor or otherwise) in the conduct of the business of the LLC.

8.2   Indemnification.

       (a)   Except as otherwise provided in this Article, the Articles or by governing law, the LLC shall indemnify any Manager, Member, employee or agent of the LLC who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative and whether formal or informal), other than an action by or in the right of the LLC.

       (b)   The LLC shall indemnify each Manager, Member, employee or agent against expenses, including reasonable attorney fees, judgments, penalties, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the action, suit, or proceeding. The LLC shall indemnify the Manager, Member, employee or agent if the person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that the person reasonably believed to be in the best interests of the LLC.

       (c)   With respect to a criminal action or proceeding, the person must have possessed no reasonable cause to believe his or her conduct was unlawful. To the extent a Manager, Member, employee or agent of the LLC has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of any claim, issue or other matter in the action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorney fees, incurred by him in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce this mandatory indemnification.

       (d)   Unless ordered by a court, any indemnification permitted under this Article shall be made by the LLC only as the LLC authorizes in the specific case after determining that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and evaluating the reasonableness of the expenses and of the amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding.

(e)   In each instance permitted by this Article, indemnification shall be provided by the LLC to a person to the fullest extent permitted by governing law or this Agreement.

(f)   However, no indemnification shall be provided to any Manager, Member, employee or agent of the LLC for or in connection with:
(i)   the receipt of a financial benefit to which the person is not entitled;
(ii)   voting for or assenting to a distribution to Members in violation of this Agreement or the Act;
(iii)   a knowing violation of the law; or
(iv)   an action brought by or in the name of the LLC.

ARTICLE IX
DISSOLUTION and WINDING UP

9.1   Dissolution.

(a)   The LLC shall dissolve and its affairs shall be wound up upon the first to occur of the following events:
(i)   at any time specified in the Articles, this Agreement or the Buy Sell;
(ii)   upon the happening of any event specified in the Articles or this Agreement;
(iii)   by the unanimous consent of all the Members; or
(iv)   upon the death, withdrawal, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the LLC unless within ninety (90) days after the disassociation of membership as so provided in this subparagraph, a majority of the remaining Members consent to continue the business of the LLC and to the admission of one or more Members as necessary.

(b)   Notwithstanding any provision to the contrary, the remaining Manager shall continue to operate the LLC under the provisions of this Agreement in the event of:
(i)   the death, resignation, removal or expulsion of a Member;
(ii)   an adjudication that a Member is incompetent; or
(iii)   any other event that would cause the dissolution of the LLC.

9.2   Winding Up. Upon dissolution (and that must be done in accordance with each provision of this Agreement), the Manager shall cease carrying on its business and affairs and shall begin to wind them up. The Manager shall complete the winding up as soon as practicable. Upon the winding up of the LLC, the Manager shall distribute the remaining assets of the LLC in the following order:
(a)   first to creditors (or in a reserve for creditors), to the extent permitted by law, in order to satisfy LLC debts, liabilities and other financial obligations;
(b)   second, to Members in satisfaction of the balances of her/its current Capital Account (but proportionate to the actual, current balances); and
(c)   the remainder in accordance with each Member's Membership Interest Percentage.

The Manger shall use his or her best efforts to pay the proceeds to the Members within ninety (90) days after the date of the winding up.

ARTICLE X
BUY - SELL PROVISION

10.1   Member Buy Sell Agreement. The LLC and its initial Members shall execute a Buy Sell concurrent with this Agreement.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1   Terms. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person or persons, firm or corporation may in the context require.

11.2   Paragraph Titles. Paragraph titles have been inserted for convenience and reference only.

11.3   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same.

11.4   Entire Agreement. This Agreement constitutes the entire agreement among the parties and contains all of the agreements between the parties with respect to the subject matter. This Agreement supersedes all other agreements, either oral or written, between the parties with respect to the subject matter.

11.5   Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions and it shall be construed in all respects as if such invalid or unenforceable provisions were deleted.

11.6   Amendment. This Agreement may be amended or revoked at any time by a written agreement executed by all of the parties to this document. No change or modification to this Agreement shall be valid unless written and signed by all the parties to it.

11.7   Notices. Each notice, consent, demand, request or other communication shall be written and sent via certified mail (return receipt requested), nationally recognized overnight courier service or when delivered in person or by courier.

11.8   Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding on and shall inure to the benefit of the parties and their respective distributees, heirs, successors in interest and assigns.

11.9   Governing Law. The laws of the State of Illinois shall govern this Agreement.

11.10   Effective Date. The effective date of the Agreement is April _____, 2017.

11.11   Potential Conflict of Interest - Members Advised to Seek Independent Legal Counsel. Each Member specifically acknowledges that she/it has been:

(a)   advised that a conflict of interest may exist between such Member, Manager and the LLC and/or the other Members/Manager;

(b)   advised to and has been given the opportunity to seek independent legal advice regarding this Agreement, the LLC and an investment in the LLC;

(c)   given an opportunity to have all questions answered before executing this Agreement; and

(d)   advised that the attorney drafting this Agreement has done so as an accommodation to the parties as counsel for the LLC only and not for any Member or the Manager. Each Member further acknowledges that such attorney has recommended to the Member and

Manager that such Member or Manager seek the advice of independent legal counsel before executing this Agreement.

Each Member and Manager executes this Multi Member Operating Agreement.

Vireo, LLC

_____   By _____
Alexandra Carlson   Shaun P. Black
A Member   Its Manager (in his individual capacity)
                                    A Member

Exhibit A
"Member Capital Contributions and Membership Interest"

"Member"	"Initial Capital Contribution"	"Membership Interest Percentage"
Vireo, LLC		83 percent
Alexandra Carlson	120,000	17 percent

"Resident Agent/Registered Office"

Resident Agent: Shaun P. Black

Registered Office:

"Tax Matters Member"

Shaun P. Black

"Initial Manager"

Shaun P. Black